Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

DelNova, Inc.
250 Poplar Road
Highland Park, IL 60035
https://delnova.net/

Up to $500,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: DelNova, Inc.
Address: 250 Poplar Road, Highland Park, IL 60035
State of Incorporation: DE
Date Incorporated: March 19, 2018

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $500,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.

Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.

Maturity Date: March 28, 2024
Valuation Cap: $10,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 6.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:

Each holder of shares of Common Stock shall be entitled to one vote for each share.

Material Rights:

<p>The amount outstanding includes 582,339 shares to be issued pursuant to stock options issued, and 417,661 shares to be issued pursuant to stock options, reserved but unissued.</p> <p>Dividend Rights. Dividends may be paid on the Common Stock when, as and if declared by the Board of Directors, subject to the prior dividend rights of the Preferred Stock and to Section 6 of the Amended and Restated Articles of Incorporation. </p> <p>Liquidation. Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock the full amounts specified in 3(a) of the Amended and Restated Articles of Incorporation, the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.</p>

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.*

The 10% StartEngine Owners' Bonus

DelNova, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Forward-Looking Information Disclaimer

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company and its Business

Company Overview

DelNova, Inc. is an innovative drug development company targeting unmet medical needs, including complications arising from the use of botulinum toxin (e.g., Botox®, Dysport®, Xeomin®, Jeuveau®). Our first product under development, ReViVox™ (U.S. patent allowed), is based on a clinically validated drug and will address the impacts of unintended localized paralysis from therapeutic and aesthetic botulinum toxin injections. There is currently no reversal agent to safely reverse these side effects, so patients must wait weeks or months for the drug paralysis to subside.

DelNova's IP portfolio is 100% owned by the company. The CEO, Founder, and Inventor has assigned all rights to DelNova.

DelNova, Inc. was initially organized as DelNova LLC, an Illinois limited liability company on June 24, 2016, and converted to a Delaware corporation on March 19, 2018.

Competitors and Industry

DelNova's fits within the pharmaceutical/biotechnology industry. DelNova's lead drug product candidate is a small molecule that fits within the category of pharmaceuticals and yet it addresses the undesirable outcomes that result from a biologic, neurotoxin. Our drug candidate, ReViVox™ is addressing an unmet need for which there is no direct competing product. The only option available to patients is to wait for the paralysis to wear off. We anticipate the primary use case for our drug product will be in dermatology (including plastic surgery, medical aesthetics, and neurology.

The major suppliers of neurotoxin for the facial, aesthetics industry include Abbvie Inc. (formerly Allergan), Galderma S.A., Merz Pharmaceuticals GmbH, and more recently Evolus Inc., under the trade names Botox®, Dysport®, Xeomin®, Jeuveau®, respectively. Worldwide, this is nearly a $5 billion industry, and none of these companies currently offer a rescue agent to fully address unintended complications.

Current Stage and Roadmap

DelNova's first product candidate, ReViVox™, for resolving botulinum toxin treatment-related side-effects is based on a clinically validated drug molecule. The active drug has been used for treating other medical conditions for decades. Our patented use of this drug has been shown to recover muscle function, post botulinum toxin injection, in animal models.

ReViVox(TM) is under development with proof-of-concept demonstrated in rodent models. We will be pursuing FDA approval, using an abbreviated path available for existing drugs. Our next step is to meet with the FDA (Food & Drug Administration) to validate our regulatory plan and IND (Investigational New Drug) -enabling studies. Once we receive confirmation from the FDA, we anticipate that it will take 2 years to complete human studies and file our complete NDA (new drug application). This is based on expedited clinical (human) studies due to the existing knowledge base for the active pharmaceutical ingredient.

Once the availability of our rescue drug is publicized, we believe both physicians and consumers will demand that this remedy become broadly available. It is anticipated that our drug product will expand the existing $5 billion market by alleviating hesitance to the use of this wrinkle-reducing neurotoxin procedure.

The Team

Officers and Directors

Name: Mary Gardner

Mary Gardner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, and Board Director
  Dates of Service: June 24, 2016 - Present
  Responsibilities: All aspects of the corporation, operations, financial, and business. At the time of the offering, the CEO is not currently taking a salary in the interest of furthering the company. She owns 71% equity of the company.

Name: Daniel Bradbury

Daniel Bradbury's current primary role is with BioBrit LLC. Daniel Bradbury currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Executive role - quarterly meetings - voting. He owns 62,000 shares issuable pursuant to stock options.

Other business experience in the past three years:

- **Employer:** BioBrit LLC
  Title: Managing Member
  Dates of Service: September 01, 2012 - Present
  Responsibilities: Responsibilities related to being an owner, investor, and president.

Other business experience in the past three years:

- **Employer:** Alume Biosciences
  Title: Board Director
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** Synedgen, Inc.
  Title: Board Director
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** IQHQ REIT
  Title: Board Director
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** Biolinq
  Title: Chairman of the Board
  Dates of Service: November 01, 2017 - Present
  Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** Sensulin
  Title: Executive Chairman
  Dates of Service: May 01, 2014 - Present
  Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** Liquid Grids
  Title: Chairman of the Board
  Dates of Service: March 01, 2014 - September 01, 2021
  Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** Riecken Community Libraries
  Title: Board Director
  Dates of Service: March 01, 2014 - Present
  Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** ProSciento, Inc.

Title: Board Director
Dates of Service: November 01, 2013 - Present
Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** Biocon
  Title: Board Director
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** Keck Graduate Institute
  Title: Trustee
  Dates of Service: July 01, 2006 - Present
  Responsibilities: Responsibilities related to being a Trustee.

Other business experience in the past three years:

- **Employer:** AltheaDx
  Title: Board Director
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** ADCY.org
  Title: Chairman of the Board
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** Geron Corporation
  Title: Board Director
  Dates of Service: December 01, 2012 - May 01, 2019
  Responsibilities: Responsibilities related to being an independent Board Director.

Other business experience in the past three years:

- **Employer:** Corcept Therapeutics

Title: Board Director
Dates of Service: November 01, 2012 - May 01, 2019
Responsibilities: Responsibilities related to being an independent Board Director.

Other business experience in the past three years:

- **Employer:** Castle Biosciences
  Title: Chairman of the Board
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** Neurovia
  Title: Chairman of the Board
  Dates of Service: September 01, 2017 - March 01, 2019
  Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** Nuvation Bio (formerly Panacea Acquisition Corporation)
  Title: Chairman of the Board
  Dates of Service: June 01, 2020 - February 01, 2021
  Responsibilities: Responsibilities related to being a Board Director and on the Audit Committee.

Other business experience in the past three years:

- **Employer:** Intercept Pharmaceuticals
  Title: Board Director
  Dates of Service: July 01, 2016 - Present
  Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** Rady School of Management
  Title: Board Director
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Responsibilities related to being an advisory Board Director.

Other business experience in the past three years:

- **Employer:** Amplo Biotechnology
  Title: Executive Chairman
  Dates of Service: September 01, 2021 - Present
  Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** DiaVacs
  Title: Chairman of the Board
  Dates of Service: April 01, 2013 - December 01, 2019
  Responsibilities: Responsibilities related to being a Board Director.

Other business experience in the past three years:

- **Employer:** Equillium, Inc.
  Title: Executive Chairman
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Chairman of the Board

Other business experience in the past three years:

- **Employer:** Equillium, Inc.
  Title: CEO and Chairman
  Dates of Service: May 01, 2017 - December 31, 2019
  Responsibilities: Corporate Management

Name: Edward Ogunro

Edward Ogunro's current primary role is with Ogunro Consulting. Edward Ogunro currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: May 09, 2018 - Present
  Responsibilities: Executive oversight. He owns 62,000 shares issuable pursuant to stock options.

Other business experience in the past three years:

- **Employer:** Ogunro Consulting
  Title: President
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Consulting, management

Other business experience in the past three years:

- **Employer:** Luminex Inc.
  Title: Board Director
  Dates of Service: May 01, 2009 - July 01, 2021
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Prenosis Inc.
  Title: Advisory Board Member
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Advisor

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of Convertible Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Convertible Note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the notes that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Convertible Notes in the amount of up to $500,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company will need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced

to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Convertible Notes. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Convertible Notes, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are related to managing the adverse effects of botulinum neurotoxins. Our revenues are therefore dependent upon the continued success of this industry.

We may never have an operational product or service
It is possible that there may never be a safe and effective, authorized ReViVox(TM) drug product or that the product may never be commercially available for purchase. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational

products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only demonstrated proof-of-concept for our target anticholinesterase active pharmaceutical ingredient(API) in an animal model of muscle function. Delays or cost overruns in the development of a ReViVox(TM) drug product candidate and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption of market adoption based on reports of the incidence of side-effect and that with the availability of a product to manage such side-effects, patients and physicians will demand our product and with advertising and marketing, our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have R&D departments that may find an alternative approach to achieving a comparable outcome. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
DelNova Inc. was formed on March 19, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. DelNova Inc. has incurred a net loss and has had essentially no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns its core method of use patent, which has been allowed in the US. The company's portfolio of patent filings extends into major jurisdictions worldwide and also covers its use in medical therapies such as bladder and muscle disorders. The company holds trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, research, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including contract research, manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a virtual business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on DelNova's computer systems or its contractors, could result in a breach of confidential information and result in a loss. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider could harm our reputation and materially negatively impact our financial condition and business.

Strategic Risk
We are substantially dependent on the clinical and commercial success of our product candidates, primarily our lead product candidate ReViVox, which is in preclinical development. Our near-term prospects, including our ability to finance our company and generate revenue, will depend heavily on the successful development, regulatory approval and commercialization of a ReViVox™ candidate. The clinical and commercial success of our product candidates will depend on a number of factors, including the following: Positive outcome of human clinical studies; Ability of third

parties with which we contract to manufacture quality and reproducible product for the conduct of clinical studies; Our ability to source and maintain third party contractors who provide quality results on a timely basis and maintains compliance with their contractual obligations; Our ability to continue to finance our workplan going forward; Our ability to partner with a company capable of commercializing our product; Acceptance by physicians and patients of the value of our treatment; Our ability to establish and enforce intellectual property rights; Acceptance of our patent filings in jurisdictions around the world; Continued safety and efficacy of our lead drug candidate as shown in both preclinical and clinical studies; Ability to develop a regulatory plan which meets approval by US FDA and other regulatory authorities around the world; and Continued acceptance of neuromodulator therapies (botulinum neurotoxins) for reducing the appearance of wrinkles.

Operating Risk

We may use third party collaborators to help us develop, validate or commercialize any new products, and our ability to commercialize such products could be impaired or delayed if these collaborations are unsuccessful. We may license or selectively pursue strategic collaborations for the development, validation and commercialization of ReViVox™ candidates and any future product candidates. In any third party collaboration, we would be dependent upon the success of the collaborators in performing their responsibilities and their continued cooperation. Our collaborators may not cooperate with us or perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators' resources that will be devoted to performing their responsibilities under our agreements with them. Our collaborators may choose to pursue alternative technologies in preference to those being developed in collaboration with us. The development, validation and commercialization of our product candidates will be delayed if collaborators fail to conduct their responsibilities in a timely manner or in accordance with applicable regulatory requirements or if they breach or terminate their collaboration agreements with us. Disputes with our collaborators could also impair our reputation or result in development delays, decreased revenues and litigation expenses. Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Risks Related to Our Intellectual Property

If our efforts to protect our intellectual property related to ReViVox™ candidates or any future product candidates are not adequate, we may not be able to compete effectively in our market. We may rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to ReViVox™ candidates. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, eroding our competitive position in our market. Our trademarks may be challenged and we may not be successful in maintaining or defending our rights to such trademarks. If we infringe or are alleged to infringe intellectual property rights of third parties, our business could be harmed. Our research, development and commercialization activities may infringe or otherwise violate or be claimed to infringe or otherwise violate patents owned or controlled by other parties. Competitors in the field of cosmetics and botulinum toxin have developed large portfolios of patents and patent applications in fields relating to our business. There may also be patent applications that have been filed but not published that, when issued as patents, could be asserted against us. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

Risks Related to Government Regulation
Our business and products are subject to extensive government regulation. We are subject to extensive, complex, costly and evolving regulation by federal and state governmental authorities in the United States, principally by the FDA, the U.S. Drug Enforcement Administration, or DEA, the Centers for Disease Control and Prevention, or CDC, and foreign regulatory authorities. Failure to comply with all applicable regulatory requirements, including those promulgated under the Federal Food, Drug, and Cosmetic Act, or FFDCA, the Public Health Service Act, or PHSA, and Controlled Substances Act, may subject us to operating restrictions and criminal prosecution, monetary penalties and other disciplinary actions, including, sanctions, warning letters, product seizures, recalls, fines, injunctions, suspension, revocation of approvals, or exclusion from future participation in the Medicare and Medicaid programs.

Strategic Alliances
If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders will be diluted and the terms of any new equity securities may have a preference over our common stock. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures or specified financial ratios, any of which could restrict our ability to commercialize our product candidates or operate as a business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mary Gardner	9,000,000	Common Stock	71.0%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Convertible Note - 2021, and Convertible Note - Series 2022 - CF.

Common Stock

The amount of security authorized is 13,857,142 with a total of 10,000,000 outstanding.

Voting Rights

Each holder of shares of Common Stock shall be entitled to one vote for each share.

Material Rights

The amount outstanding includes 582,339 shares to be issued pursuant to stock options issued, and 417,661 shares to be issued pursuant to stock options, reserved but unissued.

Dividend Rights. Dividends may be paid on the Common Stock when, as and if declared by the Board of Directors, subject to the prior dividend rights of the Preferred Stock and to Section 6 of the Amended and Restated Articles of Incorporation.

Liquidation. Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock the full amounts specified in 3(a) of the Amended and Restated Articles of Incorporation, the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

Preferred Stock

The amount of security authorized is 2,857,142 with a total of 2,743,560 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote.

Material Rights

Dividend Rights. In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares, are not declared or paid. Payment of any dividends to the holders of Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates for each series of Preferred Stock.

Liquidation Preference. In the event of any Deemed Liquidation Event, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock. If upon the Deemed Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

Conversion Rights. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series.

Convertible Note - 2021

The security will convert into Common stock or preferred stock and the terms of the Convertible Note - 2021 are outlined below:

Amount outstanding: $59,375.00
Maturity Date: December 20, 2023
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financing, Maturity Date, or Change of Control

Material Rights

There are no material rights associated with Convertible Note - 2021.

Convertible Note - Series 2022 - CF

The security will convert into Common stock and the terms of the Convertible Note - Series 2022 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: January 01, 2024
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financing or Maturity Date

Material Rights

There are no material rights associated with Convertible Note - Series 2022 - CF.

What it means to be a minority holder

As a holder of Convertible Notes of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value

dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $150,000.00
  Number of Securities Sold: 428,571
  Use of proceeds: Continued R&D in rodents, drug formulation development, patent costs
  Date: October 09, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $59,375.00
  Use of proceeds: Patent fees and R&D.
  Date: December 20, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

DelNova has been funded by angel/family office investors and has developed the proof of concept and intellectual property to a point where a new influx of cash is needed to continue operations into 2022.

Generally, in the biotech/pharma company startup business model, it will take years before revenue generation due to the FDA approval process and the need to conduct clinical trials in humans. After a pre-IND meeting with the FDA, we can confirm our regulatory plan. Since our active drug has been approved for other uses (i.e. repurposed), we anticipate an expedited 505(b)(2) clinical pathway. For example, a combined Phase I/II human study followed by a pivotal Phase III study.

To fund our future operations, we will need equity investments. We will also seek potential licensors of our technology/product candidate. This would be expected to yield revenue based on performance milestones. The end product may be fully licensed to a partner for a specific field of use or for a foreign jurisdiction. We are pursuing patent coverage in all major markets.

Foreseeable major expenses based on projections:

DelNova's drug product candidate, ReViVox(TM) will require FDA approval. The formulation is based on a commercially available active pharmaceutical ingredient (API).

Major expenses are related to R&D to prove the safety and efficacy of the product for our patented use (i.e. reversal of side effects resulting from botulinum treatments). We are first targeting its use in medical aesthetics with dermatologists and plastic surgeons. Other substantive costs relate to patent expenses and defending the patent in major markets globally.

Future operational challenges:

We have a strong scientific and medical team with extensive industry experience. Since there is no existing product that fulfills this unmet need, the challenge is in convincing mainstream investors that physicians and patients will demand our product and will not accept the risk of treatment services offered, without the availability of a remedy to deal with unexpected side-effects or bad outcomes. With sufficient funding support, the technical hurdles can be managed.

Future challenges related to capital resources:

The pharmaceutical and biotech industries operate in a very regulated and sophisticated environment. DelNova is a virtual company, relying on third-party contract research and development organizations. Competitive demand for such services can delay and may elevate projected expenses.

Future milestones and events:

DelNova has already attracted the interest of major industry players. A collaboration or option agreement with any one of these potential corporate strategics would offer significant validation of the company and its product pipeline. Value creation will be dependent on our ability to maintain and defend our patent position, develop a detailed GMP (good manufacturing practice) Manufacturing and Regulatory Plan which contains the required technical data to support safety and efficacy.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has access to its existing investors to solicit future shareholder loans as well as a line of credit of $30,000 is available with Chase.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from this campaign are critical to the future of the company. Our goal is to continue to reduce risk by making progress towards product approval. The pre-IND (investigational new drug) meeting with the FDA will clarify our path forward. Prior to meeting with the FDA, it is advisable to have a well-defined drug formulation showing manufacturing, product stability, and reproducibility details, otherwise referred to as CMC (chemistry, manufacturing, controls).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Delnova has been funded by angel/family office investors and has developed the proof of concept and intellectual property to a point where a new influx of cash is needed to continue operations into 2022.

Generally, in the biotech/pharma company startup business model, it will take years before revenue generation due to the FDA approval provess and the need to conduct clinical trials in humans. After a pre-IND meeting with the FDA, we can confirm our regulatory plan. Since our active drug has been approved for other uses (I.e. repurposed), we anticipate an expedited 505(b)(2) clinical pathway. For example, a combined Phase 1/11 human study followed by a piotal Phall 3 study.

To fund our future operations, we will need equity investments. We will also seek potential licensors of our technology/product canidate. This would be expected to yield revenue based on performance milestones. This end product may be fully licensed to a partner for a specific field of use or for a foreigh jurisdiction. We are pursuing paten coverage in all major markets.

How long will you be able to operate the company if you raise your maximum funding goal?

A new round of equity investment will be necessary to continue to operate and progress towards FDA approval,

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is expecting some near-term R&D data that may solidify future investments in DelNova. We have connections to major industry players as well as Venture Capitalists who operate in this field. With an issued US patent and a global patent portfolio covering both aesthetic/cosmetic as well as medical uses, we expect this asset to be attractive to future investors.

We are also concurrently seeking investment from conventional sources such as Angel Investors, Family Offices, and Venture Capital. We are in discussions with an undisclosed investment bank regarding possible institutional funding.

We anticipate our next fundraise through a conventional private placement in the range of $2 million. Alternatively, a licensing agreement would be expected to yield comparable funding in the form of upfront payments and milestones as we get closer to an FDA-approved product.

Indebtedness

- **Creditor:** Convertible Promissory Note - BioBrit LLC
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: December 20, 2023

- **Creditor:** Convertible Promissory Note - Dimas Jimenez
  Amount Owed: $9,375.00
  Interest Rate: 6.0%
  Maturity Date: December 20, 2023

Related Party Transactions

- **Name of Entity:** BioBrit LLC
  Names of 20% owners: Daniel Bradbury
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Convertible Note for $50,000
  Material Terms: Convertible Note, which converts to equity upon a qualified equity financing of $1 million.

Valuation

Valuation Cap: $10,000,000.00

Valuation Cap Details: Board decision: Based on valuation at the time of Series A financing in 2018 + company progress.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Platform Fees*
  96.5%

If we raise the over allotment amount of $500,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  70.0%
  The use of proceeds will be used for formulation work & chemistry manufacturing controls for the clinical batch. The funds raised will also be used for the pre- IND (investigational new drug) meeting with the FDA and development of a Regulatory Plan.

- *Company Employment*
  26.5%
  The funds raised will also be used for Company employment. This includes regulatory and medical consultants. Payment to our scientific and business advisors would also fall into this category.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://delnova.net/ (News).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/delnova

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR DelNova, Inc.

[See attached]

DELNOVA, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
DelNova, Inc.
Highland Park, Illinois

We have reviewed the accompanying financial statements of DelNova, Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of DelNova, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 20, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

DELNOVA, INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 52,638
TOTAL CURRENT ASSETS	52,638
OTHER ASSETS	
Intangible assets	458,452
TOTAL ASSETS	$ 511,090

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 209
TOTAL CURRENT LIABILITIES	209
LONG-TERM LIABILITIES	
Convertible notes	59,482
TOTAL LONG-TERM LIABILITIES	59,482
TOTAL LIABILITIES	59,691
SHAREHOLDERS' EQUITY	
Preferred stock, see note 4	274
Common stock, see note 4	900
Additional paid-in capital	1,011,758
Accumulated deficit	(561,533)
TOTAL SHAREHOLDERS' EQUITY	451,399
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 511,090

See independent accountant's review report and accompanying notes to financial statements.

DELNOVA, INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
OPERATING EXPENSES	
Advertising and marketing	2,560
Amortization expense	11,957
General and administrative	13,276
Legal and professional fees	14,966
Research and development	4,850
TOTAL OPERATING EXPENSES	47,609
NET OPERATING INCOME	(47,609)
OTHER INCOME	
Interest income	22
TOTAL OTHER INCOME	22
NET LOSS	$ (47,587)

See independent accountant's review report and accompanying notes to financial statements.

DELNOVA, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2021	2,743,560	$ 274	9,000,000	$ 900	$ 1,011,758	$ (513,946)	$ 498,986
Net loss	-	-	-	-	-	(47,587)	$ (47,587)
ENDING BALANCE, DECEMBER 31, 2021	**2,743,560**	**$ 274**	**9,000,000**	**$ 900**	**$ 1,011,758**	**$ (561,533)**	**$ 451,399**

See independent accountant's review report and accompanying notes to financial statements.

DELNOVA, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(47,587)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense		11,957
Increase (decrease) in liabilities:		
Accounts payable		(62)
Accrued interest		107
CASH USED FOR OPERATING ACTIVITIES		(35,585)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets		(66,310)
CASH USED FOR INVESTING ACTIVITIES		(66,310)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes		59,375
CASH PROVIDED BY FINANCING ACTIVITIES		59,375
NET DECREASE IN CASH		(42,520)
CASH AT BEGINNING OF YEAR		95,158
CASH AT END OF YEAR	$	52,638
CASH PAID DURING THE YEAR FOR:		
INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

DELNOVA, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021
(unaudited)

1. Summary of Significant Accounting Policies

The Company
DelNova, Inc. (the "Company") was incorporated in the State of Delaware on March 19, 2018. Previously, the Company was registered in the State of Illinois as DelNova, LLC and converted to a Delaware Corporation on March 21, 2018. The Company specializes in combating the complications caused by off-target muscle paralysis from aesthetic and medical procedures of botulinum-Type A toxins (e.g. Botox™).

Going Concern
Since Inception, the Company has relied on funds from convertible notes, preferred stock, and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still in the developmental process, heading towards FDA approval of its product candidate ReVivox™. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term and long-term investment capital, license the product and collect payments or raise non-dilutive funding in the form of R&D government grants.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce; specifically, restrictions curtailed academic laboratory access, R&D and the conduct of non-essential clinical studies. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. **Summary of Significant Accounting Policies (continued)**

Intangible Assets/Research and Development Costs
In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to develop the ReViVox™ product (including patents). Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired product. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of plan, design, development, testing and release.

The Company amortizes the product over ten years. For the year ending December 31, 2021, the Company recorded $11,957 in amortization expense, respectively.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Illinois.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company plans to generate revenues by selling the ReViVox™ injection to reverse off-target muscle paralysis after botulinum-Type A toxin injections. The product candidate is a drug subject to FDA approval prior to any sale. The Company is conducting R&D to support the FDA requirements. The product may be licensed to a third party for sale and distribution. The Company's payments will be generally collected upfront. For the year ending December 31, 2021, the Company has not recorded revenue.

1. **Summary of Significant Accounting Policies (continued)**

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Convertible Notes

During 2021, the Company issued two convertible promissory notes for a total of $59,375. The notes carry 6% APRs and maturity dates in 2023. As of December 31, 2021, the Company recorded $107 of accrued interest on the convertible notes.

The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event of at least $1,000,000, sale of the company or at the maturity date.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 10,000,0000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 10,000,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

4. Equity

Preferred Stock
Under the amended and restated articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 2,857,142 shares at $0.0001 par value per share. As of December 31, 2021, 2,743,560 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 13,857,142 shares, at $0.0001 par value per share. As of December 31, 2021, 9,000,000 shares have been issued and are outstanding.

Equity Incentive
The Company's 2018 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on five years of continuous service and have 10-year contractual terms. Share awards generally vest over five years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. During the year ending December 31, 2021, 446,025 shares were issued under the Plan, with a strike price of $0.11 per share. The shares issued in 2021 will begin to vest in 2022. As of December 31, 2021, there were 582,339 shares issued under the Plan, none of which have been exercised.

4. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on March 19, 2018, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5. Subsequent Events

Managements Evaluation
The Company has evaluated subsequent events through April 20, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

DelNova

Solving Botulinum Toxin Treatment Complications



DN
DelNova
www.Delnova.Net
Resolving Complications with ReViVox™

Website | Highland Park, IL | PHARMACEUTICAL

$3,276 raised

5 Investors	$10M Valuation Cap
6.0% Annual Interest Rate	$500.00 Min. Investment
20.0% Discount Rate	Conv. Note Offering Type
03/28/24 Maturity Date	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

DelNova is solving unmet medical needs using known drugs in combination with drug delivery expertise and technologies. We are currently looking to solve the undesirable side-effects from Botulinum toxin type-A [BoNT] injections, commonly used to reduce the appearance of facial wrinkles [e.g. BotoxⓇ] as well as for medical conditions such as migraine and other serious muscle disorders. ReViVox™, which is currently in development, is among the first solutions for [BoNT] complications. Our team has extensive experience in the science and pharma & biotech industries. CEO and Founder Mary Gardner has held leadership positions at Hospira, a Pfizer company and Lawson Health Research Institute.

Overview | Team | Terms | Updates 4 | Comments | Follow

Reasons to Invest

- Growing Market: Over $4.83 billion market for Botulinum Toxin in 2019, such as BOTOX®. Procedures have been approved in over 95 countries, and there were 7.7 million cosmetic procedures in 2019 in the U.S. alone.*
- Rising Need: There is an estimated growth rate in Botulinum Toxin of 7.5 % per year, but the side effects of this neurotoxin are projected to hamper the global market growth* in future years.
- Validation: Our product candidate is backed by pharma industry executives. DelNova has a unique patent protected position based on active pharmaceutical ingredients already approved for use globally for different medical conditions. As a virtual operation using best-in-class science and drug development institutions, we are able to maintain low overhead costs.

*Market statistics provided by Globe Newswire, Botox Cosmetic, and The American Society of Plastic Surgeons

(source / source / source)

**Fortune Business Insights (source)

Rewards

Get rewarded for investing more into DelNova:

$500+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

OVERVIEW

A new solution for BoNT complications

ReViVox™ is among the first solutions for the undesirable side effects of BoNT procedures, offering an opportunity to reduce patient anxieties, risks and improve quality of life. Botox, Dysport, Xeomin and Jeaveau are the US approved BoNT brands.


THE FIRST PROMISING
Solution To Botox Complications
Learn More
DelNova

ReViVox is under development with proof-of-concept demonstrated in rodent models. It is not currently available on the market.

THE PROBLEM

Botulinum toxins - BoNT (e.g. Botox®) have distressing side effects

The WW market for botulinum neurotoxins (BoNT) such as BOTOX® is currently worth $5 billion, yet there is no remedy to resolve the concerning side effects. The most common symptom of reducing facial wrinkles through BoNT is droopy eyes or drooping brows (lid or brow ptosis). Other common complications from medical therapies of BoNT include muscle weakness and urinary retention in the treatment of over-active bladder.


Eyelid Ptosis From Botulinum Toxin Injections

The therapy is designed to rescue BTX toxin complications, will ease patient anxiety, and expand the growing market for neurotoxins in both cosmetic and medical uses.

THE SOLUTION

An injection designed to solve BoNT complications

ReViVox™ is a rescue therapy which can be administered to a targeted area of the body by injection to improve outcomes of the medical procedure.



REVOLUTIONARY RESCUE THERAPY
To Ease/Reverse Signs Of Botox Complications

ReViVox is under development with proof-of-concept demonstrated in rodent models. It is not currently available on the market.

The therapy is designed to rescue BoNT complications, will ease patient anxiety, and expand the growing market for neurotoxins in both cosmetic and medical uses.

Proof Of Concept Study

RAT HIND LEG TORQUE (SKELETAL MUSCLE)

Study Design

- Inject Botox (0.1U/kg) into rat hind leg to cause impairment of muscle strength/ paralysis of rat hind leg
- Measure baseline ankle dorsiflexion torque after neurotoxin takes effect (7 days)
- Inject ReViVox, measure change in torque versus saline injection

Conclusion

- **Enhanced** muscle function (joint torque)
- ReViVox **acts within 5 minutes** of injection
- **Further studies in progress** to optimize formulation, kinetics of drug activity within muscle



Restored *skeletal muscle force* with ReViVox
Torque (Nm)
0.012
0.010
0.008
0.006
0.004
0.002
Pre
Botox Only
5 Min
Botox+ReViVox

THE MARKET

The global BTX market is worth $5 billion, and complications are on the rise

With $5 billion in sales, the global BTX market is booming. Cosmetic procedures account for over 40% of the BTX market. However, complications are on the rise often due to inexperienced injectors. According to an FDA study, there was a 5.4% incidence of ptosis (drooping eyelids) post market study in 2001. Since market penetration in facial aesthetics is only about 7%, it is not unrealistic to assume an additional $1 billion in BoNT revenues.



BOTOX MARKET SIZE
$5 Billion
COSMETIC PROCEDURES
40% Of Market
COMPLICATIONS ARE
On The Rise
Causing Unmet Needs
PATIENTS ARE FORCED TO WAIT WEEKS/MONTHS FOR COMPLICATIONS TO NATURALLY GO AWAY
Aesthetics
Complications
• Stroke like appearance
• Droopy eyes
• Frozen face
• Misaligned/ puffy lips
Medical
Complications
• Urinary retention requiring CICS
• Caregiver may be needed
• Bladder or kidney infections

Source

**ReViVox is under development with proof-of-concept demonstrated in rodent models. It is not currently available on the market.*

We anticipate that the DelNova opportunity will be an attractive acquisition target for a strategic corporate investor. Market penetration in the medical aesthetic/cosmetic category is estimated at only 7%. DelNova offers an opportunity to grow the market by providing both physicians and patients a level of comfort or insurance against the possibility of bad outcomes. There have been several notable acquisitions in the pharmaceutical industry. In 2018, Allergan acquired Bonti Inc. which sold at the pre-market development stage for $195 million and Elastagen Pty. Ltd. for $260 million.

OUR TRACTION

US patent issued and preclinical success

Through testing we have demonstrated muscle restoration with ReViVox™. We have proven this in preclinical (animal) studies.


Our Patent Has Been
Granted By The USPTO

ReViVox is under development with proof-of-concept demonstrated in rodent models. It is not currently available on the market.

Since the active ingredient is already approved for other human medical conditions, we expect the drug to qualify for an expedited approval process known as 505b2 under FDA.

Our Partners

AtheIn inc. Propelling life science innovations

McDonnell Boehnen Hulbert & Berghoff LLP Intellectual Property Law

CLSA California Life Sciences Association

WSGR Wilson Sonsini Goodrich & Rosati

MYOLOGICA

WHY INVEST

Multi-million dollar sales potential

There is the potential for $300+ MM in U.S. product sales of ReViVox™ and the expansion of the $5 billion annual WW base neurotoxin market through reduction of risk and patient anxiety.


We Are A Groundbreaking
Medical Breakthrough
With No Direct
Competitors

ReViVox is under development with proof-of-concept demonstrated in rodent models. It is not currently available on the market.

The information included above is forward looking information. Please refer to our risk factors section in our Form C and to our Forward Looking Information Legend included in our Terms section on this page.

Meet Our Team



Mary Gardner

Founder, CEO & Board Director

25+ years life science industry experience

Founded DelNova in 2016

Prior leadership positions at Hospira / a Pfizer Co. & Lawson Health Research Institute

Certified Licensing Professional, MBA, Biochemical Engineer



Daniel Bradbury

Board Director

35+ years pharma industry experience

Previously President / CEO of Amylin Pharmaceuticals (acquired by BMS)

Serves on multiple Boards of public and private companies

CEO of Equillium BIO

Lead Investor, BioBrit LLC

Mr. Bradbury's primary occupation is with Equillium, Inc. He works 1 hour per week in his role at DelNova, Inc.



Edward Ogunro

Board Director

25+ years product development and management experience in healthcare industry

Previously SVP & CSO of Hospira (acquired by Pfizer)

Prior to Hospira, spent 22 years at Abbott Diagnostics

Mr. Ogunro's primary occupation is with Ogunro Consulting. He works 1 hour per week in his role at DelNova, Inc.



Sameer Shah, PhD.

Chief Scientist

Expert in the function,, dysfunction and repair of nervous and muscular systems

Associate Professor, UCSD

NIH/NRSA postdoctoral fellowship in neurobiology at UCSD Department of Cellular and Molecular Medicine

NSF Graduate Fellow, Ph.D. in Bioengineering, UCSD, undergraduate engineering from MIT



Dr. Steve Yoelin

Chief Medical Strategist

• Board-certified ophthalmologist based in Newport Beach, CA, with 20 years of minimally invasive medical aesthetics experience

• Leading practitioner, researcher, and trainer of neurotoxins, dermal fillers, and other medical aesthetic products in the United States

• Strategic advisor to multibillion-dollar industry leaders

• Investigator in dozens of Phase 1 - 4 trials and holder of several medical aesthetics patents

• Operator of medical aesthetics private practice with a multi-year waitlist

• Trainer in 2,000+ industry-sponsored programs and hundreds of CME (continuing medical education) programs



Dimas Jimenez

Chief Financial Advisor

20+ years Wall Street and pharma finance experience

Prior CFO and finance experience at StemoniX, Orphagen Pharmaceuticals, Spinal Modulation, Pearl Therapeutics

Portfolio manager at JP Morgan

Offering Summary

Company	DelNova, Inc.
Corporate Address	250 Poplar Road, Highland Park, IL 60035
Offering Minimum	$10,000.00
Offering Maximum	$500,000.00
Minimum Investment Amount (per investor)	$500.00

Terms

Offering Type	Convertible Promissory Notes
Type of Equity Converted Into	Common Stock
Conversion Trigger	$1,000,000.00
Maturity Date	March 28, 2024
Valuation Cap	$10,000,000.00
Discount Rate	20.0%
Annual Interest Rate	6.0%

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in DelNova, Inc. . The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $10,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 6.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.*

The 10% StartEngine Owners' Bonus

DelNova, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Forward-Looking Information Disclaimer

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Message from the CEO - Help us with our FIX for BoNT Side-Effects

6 hours ago

Share our DelNova News Release!

https://www.prnewswire.com/news-releases/delnova-to-advance-revivox-a-groundbreaking-rescue-drug-to-reverse-botulinum-toxin-neuromodulator-complications-301515854.html

DelNova announces advances in the development of the First ever product to reverse complications arising from botulinum toxin neuromodulators, such as BOTOX®, Dysport®, XEOMIN®, and Jeuveau®. DelNova's US patent has been granted. To fund its continuing development program, DelNova has launched an equity crowdfunding campaign with StartEngine https://www.startengine.com/delnova. DelNova is excited to announce that Dr. Steven Yoelin (Orange County, CA), a leading medical practitioner and injector of neuromodulators, has joined the team as Chief Medical Strategist.

DN
DelNova

Why Miss this Opportunity? Spread the word - Invest before it's too late.

3 days ago

DelNova has been picked up in Industry News -- MedEsthetics Magazine

Top Headlines

News

Steve Yoelin, MD, Joins DelNova as Chief Medical Strategist

Apr 19th, 2022



Medesthetics has news, features and education about noninvasive cosmetic therapies, trends, products and equipment for medical professionals and spa owners and managers in the US.

https://www.medestheticsmag.com/news/news/22184493/steve-yoelin-md-joins-delnova-as-chief-medical-strategist?utm_source=newsletter-html&utm_medium=email&utm_campaign=ME+E-Newsletter+04-19-2022

Meet Dr. Steve Yoelin MD - Chief Medical Strategist to DelNova

5 days ago



- "DelNova's drug technology addresses an important, unmet need in the botulinum toxin market, and I am excited to work alongside the DelNova team in order to improve the experiences of aesthetic and therapeutic patients alike,"

Dr. Steve Yoelin, MD, operates a private practice that focuses on injectable medical aesthetics procedures and has a multiyear waitlist, which he has built exclusively from repeat visits and word-of-mouth referrals. He has trained other clinicians through 2,000+ industry-sponsored global training programs and hundreds of continuing medical education (CME) programs. He has also led dozens of clinical trials (Phases 1 - 4) and has authored or coauthored many peer-reviewed journal articles, posters, and presentations. He has been awarded several patents for his research. He completed his ophthalmology residency at and received his Doctor of Medicine degree from the University of California, Irvine. He received his Bachelor of Science degree from the University of California, Davis.

Time is running out.....

6 days ago

...to get in on the ground floor of an innovation that is the **first PROMISING Solution** to botulinum toxin (e.g. BOTOX®) complications.

Read about **Ptosis (Droopy Eye)** by Dr. Ana Mansouri https://www.glowday.com/blog/what-is-ptosis



END OF UPDATES

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

In search of a new you? Want a younger look? Want to feel more confident? If the answer is yes, you and many consumers may turn to BoNT treatments, but there are important side effects to watch out for. Botulinum neurotoxins are used to treat a broad range of conditions ranging from reducing the appearance of wrinkles to migraine and serious muscle disorders. The most popular brand is Botox. Others include Dysport, Xeomin, and Jeuveau. Worldwide, this is nearly a five billion dollar market. For anyone considering a Botox or alternative treatment to reduce wrinkles and look younger, there can be serious side effects. Droopy eye is the most common and can give the appearance of suffering from a stroke or Bell's Palsy. When having a treatment for your migraine, you may end up with a weak neck and need a neck brace for support. When having a treatment for managing an overactive bladder, you may end up with difficulty urinating at all and may require a catheter. Not to mention there are rare instances of serious adverse events such as breathing and swallowing difficulty after a medical treatment. Yes, these concerning conditions will subside, but it may take weeks or months. How often does this happen? Up to 5 in every 100 patients for cosmetic uses or up to 30 in 100 for medical uses. Did you know that physicians and the entire industry don't have a proven solution to manage these side effects? DelNova is solving this issue by developing a unique formulation to resolve these conditions. Physicians are calling DelNova a game changer. A rescue drug will be demanded by every medical practitioner in the field. DelNova's expert team is well on its way to solving the problem with an active drug proven in pre-clinical studies. It's patent granted and has broad applicability. DelNova is supported by strong science and business savvy with senior executives in the pharmaceutical industry and backed by smart money. Meet DelNova's expert team. Mary Gardner, CEO, Founder, and Inventor. Professor Samir Shah, Chief Scientist. Dr. Patricia Walker, Medical Advisor. DelNova is providing peace of mind to all candidates undergoing a botulinum toxin procedure, whether cosmetic or medical.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2020 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Belle Business Services, which has reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

This Subscription is accepted on %%TODAY%%.

%%NAME_OF_ISSUER%%
By:
%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on March 28, 2024 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Automatic Conversion if a Qualified Financing Does Not Occur. If no Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall, automatically convert into fully paid and nonassessable shares of the Company's Common Stock at price per share equal to an amount obtained by dividing (x) 10,000,000 by (y) the Fully Diluted Capitalization of the Company (the "Common Stock Conversion Price").

(a) If this Note is to be automatically converted pursuant to Section 4, written notice shall be delivered to Investor at the address last shown on the records of the Company for Investor or given by Investor to the Company for the purpose of notice, notifying Investor of the conversion to be effected, specifying the Common Stock Conversion Price, the principal amount of the Note to be converted, together with all accrued and unpaid interest, the securities to be issued on conversion, the date on which such conversion is expected to occur and calling upon such Investor to surrender to the Company, in the manner and at the place designated, the Note; provided, however, the Company shall use commercially reasonable efforts to take all corporate action necessary to authorize a sufficient number of shares of Common Stock to permit a conversion of this Note pursuant to Section 4(b), and the conversion pursuant to this paragraph shall occur at such time a sufficient number of shares of Common Stock have been authorized. Upon such conversion of this Note, Investor hereby agrees to execute and deliver to the Company a stock purchase agreement and other ancillary agreements with customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an initial public offering). Investor also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) for cancellation; provided, however, that upon conversion of this Note into shares of Common Stock in accordance herewith, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver to such Investor a certificate or certificates (or a notice of issuance of uncertificated shares, if applicable) for the number of shares to which Investor shall be entitled upon such conversion, including a check payable to Investor for any cash amounts payable as described in Section 4(d)(iv). On and after the date of conversion of this Note, the Persons entitled to receive the shares issuable upon such conversion shall be treated for all purposes as the record holder of such shares.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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